FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2     Date of Material Change

April 7, 2008

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on April 7, 2008.

Item 4     Summary of Material Change

Gammon Gold Meets Production Guidance and Outperforms Cash Cost Guidance in Q1 Reporting the Best Financial Performance for March and the First Positive Net Cash Flow Quarter In the Company’s History

Item 5     Full Description of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS) is pleased to provide its unaudited monthly status update for March 2008.

Consolidated Highlights

  Production for March increased to 22,051 gold equivalent ounces resulting in Gammon posting Q1 production of 57,946 gold equivalent ounces which meets our original production guidance of 56,000 to 62,000 gold equivalent ounces.

  Total cash costs for Q1 of $489 per gold equivalent ounce represented a 25% improvement over the prior quarter’s cash cost result and were 19-23% lower than our original Q1 cost guidance of $580-$600 per gold equivalent ounce, approximately $100 per gold equivalent ounce lower. Additionally, first quarter cash costs were on the low end of the 2008 full year cash cost guidance recently provided by the Company which is significant as production in the first quarter of 2008 is estimated to be the lowest production quarter in 2008.

  Operating cash flow improved to $7.2 million in March, the best month in the Company’s history, and $12.2 million for Q1, representing a $12.4 million improvement over Q4.

  The Company reported positive net cash flow of $1.9 million in March a 133% improvement over December of –5.7 million, which is when the company first launched its turn around strategy. Q1 net cash flow of $0.6 million is a $15.6 million improvement over Q4 and is also the first quarter that the company has recorded cumulative positive net cash flow.

  Similar to the month of February, no facility draw downs were taken on the Company’s $60 million revolving line of credit in March resulting in a period of eleven (11) weeks to date since the last facility debt draw down was made in mid-January.

  March’s record cash flow performance established closing cash reserves of $7.2 million allowing Gammon to make an unplanned April 4th $1.5 million debt repayment on its revolving line of credit debt facility. Together with the unplanned debt repayment of $2.1 million made in late February the Company has now made $3.6 million of unplanned debt repayments in 2008. The Company’s $60 million line of credit debt facility is presently drawn down to $31.3 million.

  The Company’s funding position and cash flow profile are continually strengthening which is expected to underpin the Company’s turnaround phase into the latter part of 2008, at which point the Company’s business model is scheduled to achieve consistent positive net cash flow status.

  As announced on April 2, Gammon has taken further steps to strengthen the Board of Directors by appointing Andre Falzon and Rene Marion to the Board. Mr. Falzon will also take on the added responsibility of Chair of the Audit Committee.

Consolidated Results

Consolidated Production & Cost Overview

Description	March 2008	Q1 2008	Q4 2007
Gold Ounces Produced	12,834	33,099	27,571
Silver Ounces Produced	464,636	1,310,971	1,140,797
Gold Equivalent Ounces Produced	22,051	57,946	48,182
Gold Ounces Sold	11,872	31,455	28,665
Silver Ounces Sold	434,288	1,248,594	1,183,729
Gold Equivalent Ounces Sold	20,484	55,099	50,041
Average Gold Price Realized	$970	$928	$795
Average Silver Price Realized	$19.90	$17.69	$14.32
Total Cash Cost	$485	$489	$650
Operating Cash Flow	$7.2M	$12.2M	-$0.2M
Net Cash Flow	$1.9M	$0.6M	-$15.0M
Capital Expenditures	$5.1	$11.4M	$14.8M

The Company, including both Ocampo and El Cubo, achieved a 36% increase in production in March as compared to December. In March, the Company produced a total of 12,834 ounces of gold and 464,636 ounces of silver or 22,051 gold equivalent ounces at a cash cost of $485 per ounce, a decrease of 25% over December. During March, the Company sold a total of 11,872 ounces of gold and 434,288 ounces of silver or 20,484 gold equivalent ounces and realized an average gold price of $970/oz and an average silver price of $19.90/oz.

For Q1, the Company, including both Ocampo and El Cubo, achieved a 20% increase in production as compared to Q4 2007.  In Q1, the Company produced a total of 33,099 ounces of gold and 1,310,971 ounces of silver or 57,946 gold equivalent ounces at a cash cost of $489 per gold equivalent ounce, a decrease of 25% over Q4 2007. During Q1, the Company sold a total of 31,455 ounces of gold and 1,248,594 ounces of silver or 55,099 gold equivalent ounces and realized an average gold price of $928/oz and an average silver price of $17.69/oz.

Continued improvements in total cash costs are being driven by the Company’s focused productivity and cost optimization efforts with many areas for additional costs savings identified. In an unprecedented environment of high inflationary cost pressures, the Company’s initial cost initiatives have reduced costs from highs of $764/oz in Q3 2007 to $485/oz as reported in March.

The Company reported in March the best financial performance in the Company’s history and these indicators continue to demonstrate that the Company is successfully advancing its turnaround strategy. Operating cash flow in March increased by 132% to $7.2 million as compared to $3.1 million in February. In March the Company reported positive net cash flow of $1.9 million a 133% improvement as compared to December, when the turnaround strategy was launched, and the first time in Company history. Continued strengthening in operating cash flow performance will continue to support the Company’s planned investment in capital expansion projects in Q2 favourably minimizing the impact on the Company’s net cash flow generation profile. Capital expenditures during March were in line with internal expansion capital projections at $5.1 million and are expected to increase in April with the further delivery of key underground mining fleet equipment.

Operating and Free Cash Flow (Unaudited)

There were no facility draw downs taken on the Company’s $60 million revolving project debt in March, or during the past eleven (11) weeks to date. March’s strong cash flow performance established closing cash reserves of $7.2 million allowing Gammon to make an unplanned April 4th $1.5 million debt repayment on its revolving line of credit debt facility. Together with the unplanned debt repayment of $2.1 million made in late February the Company has now made $3.6 million of unplanned debt repayments in 2008 which further attests to the strength of the Company’s cash flow performance. The Company’s $60 million line of credit debt facility is presently drawn down to $31.3 million.

The Company’s liquidity position is increasingly strengthening attributable to the continued operational improvements which are driving increased Company operational cash flow contributions. The Company’s improving operating cash flow profile combined with the Company’s $60 million project debt financing facility further demonstrate that the Company is sufficiently funded to progress the Company’s turnaround phase into the later part of 2008, at which point the Company’s business model is scheduled to achieve consistent positive net cash flow status.

Operational Results

Production & Cost Overview – Ocampo & El Cubo
	Ocampo		El Cubo
Description	March 2008	Q1 2008	March 2008	Q1 2008
Gold Ounces Produced	8,996	22,779	3,838	10,320
Silver Ounces Produced	299,161	843,462	165,475	467,509
Gold Equivalent Ounces Produced	14,880	38,712	7,171	19,234
Gold Ounces Sold	8,426	21,527	3,446	9,928
Silver Ounces Sold	284,188	796,460	150,000	452,134
Gold Equivalent Ounces Sold	14,015	36,567	6,469	18,532
Average Gold Price Realized	$946	$922	$1,031	$940
Average Silver Price Realized	$19.27	$17.68	$21.08	$17.75
Total Cash Cost	$452	$464	$554	$538

Ocampo

Overall improvements achieved to date at Ocampo continued into March 2008. March’s production improved by 32% over December. March production at Ocampo was 8,996 ounces of gold and 299,161 ounces of silver for a gold equivalent production of 14,880 ounces.

Q1 production at Ocampo increased by 11% over Q4 2007 and was 22,779 ounces of gold and 843,462 ounces of silver for a gold equivalent production of 38,712 ounces at a cash cost of $452 per gold equivalent, a decrease of 39% over December of an audited result of $735 per gold equivalent ounce. A total of 21,527 ounces of gold and 796,460 ounces of silver were sold during the quarter or 36,567 gold equivalent ounces at average weighted selling prices of $922 gold and $17.68 silver.

Key performance indicators continue to improve at Ocampo since the launch of the turn-around strategy in December. The more notable improvements as a result of availability and utilization initiatives include:

  The open pit in March achieved an average mining rate of 83,300 tonnes per day, the best single month ever, a 36% improvement from December. Both excavators have now been refurbished and returned to operations

  The heap leach in March achieved an average crushing and stacking rate of 8,774 tonnes per day, the second best single month ever, a 43% improvement over December

  The mill in March achieved an average processing rate of 1,724 tonnes per day, the best single month ever representing an improvement of 33% over December and 15% higher than the nameplate capacity

El Cubo

Significant improvements have been achieved to date at El Cubo. March’s production improved by 42% over December. March production at El Cubo was 3,838 ounces of gold and 165,475 ounces of silver for a gold equivalent production of 7,171 ounces. A total of 3,446 ounces of gold and 150,100 ounces of silver were sold during the month or 6,469 gold equivalent ounces at average weighted selling prices of $1,031 gold and $21.08 silver.

Production in Q1 improved by 27% over Q4 2007. Q1 production at El Cubo was 10,320 ounces of gold and 467,509 ounces of silver for a gold equivalent production of 19,234 ounces at a cash cost of $538 per gold equivalent a decrease of 24% over Q4 2007. A total of 9,928 ounces of gold and 452,134 ounces of silver were sold during the quarter or 18,532 gold equivalent ounces at average weighted selling prices of $940 gold and $17.75 silver.

Mr. Fred George, Chairman of the Board of Gammon Gold stated, “The addition of two seasoned executives to the Board has significantly strengthened the Board’s depth and experience. Andre Falzon and Rene Marion collectively have over 50 years of mining experience that will allow the Board to contribute more strategically to the growth of the Company.” Mr. George continued, “Mr. Falzon’s strong financial background makes him the ideal person to Chair the Audit Committee and we are pleased that he has accepted this appointment. Additionally, the Board is committed to identifying additional candidates to further enhance the Board of Directors and support the growth of the Company.”

Mr. Rene Marion, CEO of Gammon Gold stated, “As a Company we are very pleased with the continued positive results that we are achieving both operationally and financially. This positive momentum is very encouraging and underscores the abilities of the newly assembled management teams, which is evident in the results we are reporting today. I am confident that the teams will continue to drive additional improvements as we execute on our growth strategy.”

Mr. Scott Perry, CFO of Gammon Gold stated, “The Company’s financial performance in March represented the best month and quarter financial performance in the history of the Company. The combination of our improved production profile and the higher than planned improvement in total cash costs has resulted in this significant overall improvement. In March, we once again generated positive cash flow from operations and for the first time, we also generated positive net cash flow across the entire Group allowing us to generate significant surplus cash reserves, a portion of which was used to fund a second unplanned line of credit debt repayment of $1.5 million on April 4th. Together with the unbudgeted debt repayment of $2.1 million made in February, I think nothing attests more to the Company’s rapidly improving cash flow profile then the fact that we have been generating surplus cash which is being used to fund debt repayments on our line of credit debt facility.” Mr. Perry continued, “Gammon’s improving cash flow profile is ahead of our planned targets and given the continued positive operating performance momentum combined with the availability on our debt facility, I believe the Company is strongly positioned to fully fund the company’s recapitalization initiatives up to the latter part of 2008 when the business anticipates maintaining steady state positive free cash flow status.”

Mr. Marion further added, “Our business plan strategy is well rooted with a strong positive momentum and I firmly believe that we will continue to report positive results in the quarter and years ahead. I would also like to congratulate the entire Gammon team as it is their collective efforts that have contributed to our achievements to date and who are integral to our continued success.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry Chief Financial Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

April 7, 2008